UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-30927

GARUDA CAPITAL CORP.
(Exact name of registrant as specified in its charter)

502 – 1978 Vine Street, Vancouver, British Columbia, Canada V6K 4S1
(Address, including zip code & telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 117

Pursuant to the requirements of the Securities Exchange Act of 1934 Garuda Capital Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2006	/s/ C. Robin Relph

C. Robin Relph, President, Chief
Executive Officer, Chief Financial Officer